BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 27, 2021

1.           Date, Time and Place: Meeting held on May 27, 2021, at 10:00 a.m., by videoconference.

2.           Call and Attendance: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws, in view of the presence of all members of the Board of Directors of BRF S.A. (“Company”): Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Analysis and Approval of the Reference Form for the Fiscal Year 2020 (“FRE 2020”); and (ii) Approval of the Internal Regulation of the Board of Officers.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Analysis and Approval of the FRE 2020. In accordance with the favorable recommendations of the Audit and Integrity Committee and the Fiscal Council, all the members of the Board of Directors present at the meeting approved the submission, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), of the Company's Reference Form regarding the fiscal year ended on December 31, 2020.

5.2.      Approval of the Internal Regulation of the Board of Officers. The members of the Board of Directors unanimously approved, considering the favorable recommendation of the People, Governance, Organization and Culture Committee, the Internal Regulation of the Board of Officers of the Company.

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Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 27, 2021.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 27, 2021

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, May 27, 2021.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

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Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on May 27, 2021.